UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-34036

John Bean Technologies Corporation
(Exact name of registrant as specified in its charter)

70 West Madison Street, Suite 4400 Chicago, IL 60602 (312) 861-5900
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Preferred Share Purchase Rights (1)
(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) Rule 12g-4(a)(2) Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 15d-6	☒ ☐ ☒ ☐ ☐

Approximate number of holders of record as of the certification or notice date:		0

  Pursuant to the requirements of the Securities Exchange Act of 1934, John Bean Technologies Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 11, 2018	By:	/s/ Megan J. Rattigan
	Name	Megan J. Rattigan
	Title	Vice President, Controller, and duly authorized officer

(1)
The Preferred Share Purchase Rights expired on April 27, 2018 pursuant to the terms of the Rights Agreement, dated as of July 31, 2008, as amended on April 24, 2018, by and between John Bean Technologies Corporation and Computershare Trust Company, N.A., as successor rights agent to National City Bank.